UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2023

ALPHA HEALTHCARE ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Delaware	001-40228	86-1645738
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1177 Avenue of the Americas, 5th Floor New York, New York	10036
(Address of principal executive offices)	(Zip Code)

(646) 494-3296

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of a redeemable Warrant to acquire one share of Class A common stock	ALPAU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ALPA	The NASDAQ Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	ALPAW	The NASDAQ Stock Market LLC

☒ Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Items.

On June 27, 2023, Alpha Healthcare Acquisition Corp. III issued a press release announcing the entry into a non-binding letter of intent to acquire a commercial stage regenerative medicine company conditioned upon the closing of the previously announced business combination with Carmell Therapeutics Corporation. A copy of the press release is filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description

99.1	Press release, dated June 27, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2023

ALPHA HEALTHCARE ACQUISITION CORP. III

By:	/s/ Rajiv Shukla
Name: Rajiv Shukla
Title: Chairman & Chief Executive Officer

Exhibit 99.1

Alpha Healthcare Acquisition Corp. III Announces Non-Binding Letter of Intent to Acquire a Commercial Stage Regenerative Medicine Company Conditioned Upon Closing of Carmell Business Combination

June 27, 2023

NEW YORK—Alpha Healthcare Acquisition Corp. III (Nasdaq: ALPA) (“ALPA”), a special purpose acquisition company led by Mr. Rajiv Shukla, today announced the execution of a non-binding letter of intent (the “LOI”) to acquire a commercial stage regenerative medicine company (the “Target”) conditioned upon the closing of ALPA’s initial business combination with Carmell Therapeutics Corporation, a Phase 2 stage regenerative medicine platform company developing allogeneic plasma-based biomaterials for active soft tissue repair, aesthetics and orthopedic indications (“Carmell”).

ALPA has set a Stockholders Meeting (the “Meeting”) to consider the previously announced business combination with Carmell for July 11, 2023 at 11 am EST. Stockholders of record as of June 20, 2023 (the “Record Date”) are eligible to vote at the Meeting with a redemption deadline of July 7, 2023. If the proposals at the Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction of all other closing conditions. Upon closing, the combined company will be renamed Carmell Therapeutics Corporation and the common stock is expected to be listed on the Nasdaq Capital Market under the ticker symbol “CTCX”. Mr. Shukla will serve as Executive Chairman and Mr. Randy Hubbell will serve as Chief Executive Officer of the combined company.

The Target manufactures and develops human allograft products for active soft tissue repair, aesthetics and orthopedic indications. The Target’s marketed products meet all criteria for regulation under section 361 of the PHS Act and 21 CFR part 1271 as affirmed by the FDA Tissue Reference Group (TRG). As of March 31, 2023, the Target had achieved approximately $50 million in unaudited trailing twelve month (“TTM”) net revenue and approximately $5 million in unaudited TTM EBITDA from the sales of its products. During the second quarter of 2023, two of the Target’s products were added to CMS Part B Drug and Biological Average Sales Price pricing files and the Target became a preferred vendor via a national pricing contract with one of the top 3 largest group purchasing organizations serving over 1,500 hospitals in the United States.

Per the terms of the LOI, the Target’s shareholders will receive $65 million in Initial Equity Value (structured as $8 million in cash and $57 million in CTCX stock at Closing), plus up to $75 million in Milestone Equity Payments (structured as 12% cash and 88% in CTCX stock) linked with the achievement of revenue and business milestones. The Target’s shareholders will be locked up for 12 months following closing.

The transaction is subject to completion of due diligence, customary documentation, shareholder approval and other customary conditions. The transaction is expected to close in the second half of 2023. Upon closing of the transaction, the Target would operate as wholly owned subsidiary of the Combined Company.

About ALPA

Alpha Healthcare Acquisition Corp. III is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses in the healthcare sector. The company was founded by Mr. Rajiv Shukla who has over two decades of buyouts, investments and operations experience in the healthcare industry. Mr. Shukla previously served as Chairman and Chief Executive Officer of Constellation Alpha Capital Corp., a Nasdaq-listed special purpose acquisition company, that merged with DermTech, Inc (ticker: DMTK) in August 2019 and as Chairman and Chief Executive Officer of Alpha Healthcare Acquisition Corp. that merged with Humacyte, Inc. (ticker: HUMA) in August 2021. For more information, visit www.constellationalpha.com

About Carmell

Carmell Therapeutics, is a Phase 2 stage regenerative medicine platform company developing allogeneic plasma-based biomaterials that are designed to boost innate regenerative pathways across a variety of bone and soft tissue indications. Carmell received FDA clearance for a Phase 2-stage clinical trial designed to study accelerated healing and reduced infections in open tibia (shinbone) fractures with intramedullary rodding. Carmell expects to initiate a Phase 2 trial for Foot/Ankle Fusion. Pre-clinical development is also underway in Spinal Fusion, Dental Bone Graft Substitute, Androgenetic Alopecia, Active Soft Tissue Repair and Cosmetic Skin Rejuvenation. For more information, visit www.carmellrx.com.

Important Information About the Carmell Merger and Where to Find It

A full description of the terms of the business combination with Carmell is provided in a registration statement on Form S-4 filed with the SEC by ALPA that includes a prospectus with respect to the Combined Company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ALPA to vote on the business combination. ALPA urges its investors, shareholders and other interested persons to read the proxy statement/prospectus as well as other documents filed with the SEC because these documents contain important information about ALPA, Carmell and the business combination. The definitive proxy statement/prospectus included in the registration statement has been mailed to shareholders of ALPA as of June 27, 2023 for voting on the proposed business combination. Shareholders may obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Alpha Healthcare Acquisition Corp. III, Attn: Secretary, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. The definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ALPA and Carmell and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of ALPA is set forth in ALPA’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on July 27, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Alpha Healthcare Acquisition Corp. III, Attn: Secretary, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ALPA shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “potential”, “continue”, “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed business combination, including the proposed transaction with Target, including the timing and structure of the business combination, the proceeds of the business combination, the initial market capitalization of the Combined Company and the benefits of the business combination, including potential benefits with respect to Target, as well as statements about the potential attributes and benefits of Carmell’s and Target’s product candidates and the format and timing of Carmell’s and Target’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from ALPA’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against ALPA or Carmell following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Carmell’s or Target’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing ALPA’s common stock on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that ALPA, Carmell or Target may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by ALPA with the SEC and those included under the header “Risk Factors” in the final prospectus of ALPA related to its initial public offering. Most of these factors are outside of ALPA’s, Carmell’s and Target’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.